Exhibit 3.1

CERTIFICATE of AMENDMENT
of
AMENDED AND RESTATED CERTIFICATE of INCORPORATION of
AUGME TECHNOLOGIES, INC.

Pursuant to §242 of the General Corporation Law of the State of Delaware

Augme Technologies, Inc., a corporation organized and existing under the laws of the State of Delaware, hereby certifies and sets forth as follows:

FIRST:       That at a meeting of the Board of Directors of Augme Technologies, Inc. resolutions were duly adopted setting forth a proposed amendment of the Amended and Restated Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof.  The resolution setting forth the proposed amendment is as follows:

RESOLVED: that the Certificate of Incorporation of this corporation be amended by changing Article One so that, as amended, it shall be and read as follows:

"The name of this Corporation is Hipcricket, Inc."

SECOND:    That thereafter, pursuant to resolution of its Board of Directors, the annual meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD:         That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH:    That said amendment is to be effective at 5:00 p.m., Eastern Time, on August 23, 2013.

IN WITNESS WHEREOF, said corporation has caused this Certificate to be signed this 15th day of August, 2013.

Augme Technologies, Inc.

By:_/s/  Ivan Braiker________
Name: Ivan Braiker
Title: Chief Executive Officer